Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the quarters ended March 31, 2019 and 2018

(RMB and US$ amounts expressed in thousands, except per share data)

	March 31, 2019		March 31, 2018
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue	4,163,280	618,294	4,337,094	644,107
Cost of goods sold	(3,401,952)	(505,228)	(3,483,614)	(517,356)
Gross profit	761,328	113,066	853,480	126,751
Other operating income, net	43,926	6,524	50,491	7,498
Research and development costs	(71,867)	(10,673)	(119,909)	(17,808)
Selling, general and administrative costs	(376,132)	(55,860)	(359,882)	(53,446)
Operating profit	357,255	53,057	424,180	62,995
Finance costs	(25,293)	(3,756)	(22,519)	(3,344)
Share of results of associates and joint ventures	3,867	574	7,717	1,146
Profit before tax	335,829	49,875	409,378	60,797
Income tax expense	(62,400)	(9,267)	(81,159)	(12,053)
Profit for the period	273,429	40,608	328,219	48,744
Attributable to:
Equity holders of the parent	198,018	29,409	242,837	36,064
Non-controlling interests	75,411	11,199	85,382	12,680
	273,429	40,608	328,219	48,744
Net earnings per common share
- Basic	4.85	0.72	5.94	0.88
- Diluted	4.85	0.72	5.93	0.89
Unit sales	101,300		110,113

CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

For the periods ended March 31, 2019 and December 31, 2018

(RMB and US$ amounts expressed in thousands)

	As of March 31, 2019		As of December 31, 2018 (Audited)
	RMB ’000	USD ’000	RMB ’000
Cash and bank balances	5,170,250	767,840	6,128,522
Trade and bills receivables	8,719,111	1,294,885	7,389,106
Inventories	2,950,785	438,224	2,517,864
Trade and bills payables	5,214,829	774,460	4,560,629
Short-term and long-term loans and borrowings	1,706,446	253,426	2,016,092
Equity attributable to equity holders of the parent	8,626,545	1,281,138	8,395,849